CONSULTING AGREEMENT
                 TRADING SOLUTIONS.COM, INC. AND MELISSA DEANZO

This Agreement is made on the 15th day of May, 1999, by and between Trading Solutions.com, Inc. located at 200 Camino Aguajito, SUite 200, Monterey, CA 93940 and Melissa DeAnzo located at 26 Anne Street, Salinas, CA 93901.

The two parties mentioned above agree to the following;

1. Description of Services. Beginning on the date ofthis Agreement, Melissa DoAnzo will provide the following services:

          Set up corporation in the State of Nevada.

          Set  up  company  bank  account  at  First  Natiowd  Bank   ol'Central
          California in Monterey.

          Be responsible for all payable and receivables for the company.

          Assist in the organization of the accounting for Hawkins Accounting who has been selected to do any financial and audit needs for the conipany.

          Assist with the shareholder list and other information needed.

          Assist  in  handling  the   newsletter   that  will  be  sent  to  the
          shareholder' s.

          Assist in any other secretarial services needed for the company.

2. Other Services. Trading Solutions.com, Inc, has igreed for Melissa DeAnzo to buy 5,000 shares of founder's stockat $.001 pershare, Trading Solutions,com, Inc, has also agreed To allow Melissa DeAftZo to receive any oprioni that may be issued to her at a minimal price.

3. Performance of Services. The manner in which the services are to be performed and the specific hours to be worked by Melissa DeAnzo shall be determined by her. Trading Solutions.com, Inc. will rely on her to work as many hours as reasonably necessary to ftilfill Trading Solutions.com, Inc.'s obligation under this Agreement.

4. Payment. Trading Solutions.com, Inc. will pay Melissa DeAnzo a fee of Six Thousand Five Hundred Dollars ($6,500).

5. Expenses. Melissa DeAnzo shall be entitled to reimbursement from Trading Solutions.com, Inc. for all reasonable "out-of-pocket" ex1mises including, but not limited to: travel, meals, postage, copying and any phone calls.

6. Term/Termination. This Agreement shall automatically terminate upon the completion of the services required by this Agreement. Received: 10/ 5/99 10:26;

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                              CONSULTING AGREEMENT
                 TRADING SOLUTIONS.COM, INC. AND MELISSA DEANZO

7. Relationship of Parties. It is understood by both parties that Melissa DeAnzo is an independent contractor with respect to Trading Solutions.com, Inc. and not an employee of Trading Solutions.com, Inc.

S. Return of Records. Upon termination of this Agreement, Melissa DeAnzo shall return all records, notes, data and memorandums of any nature that are in her possession or under her control that is property or relates to the business.

9. Entire Agreement. This Agreement contains this entire agreement of both parties and there are no other promises or conditions in any other agreement oral or written. This Agreement supersedes any prior written or oral agreements made between both parties.

10. Amendment. This Agreement may be modified or amended if the amendment is made in writing and is signed by both parties.

11. Applicable Law. This Agreement shall be governed by the laws of the State of California.

TRADING SOLUTIONS.COM9 INC.

/s/ Natalie Shahvaran
---------------------
Natalie Shahvaran, President


CONSULTANT


/s/ Melissa DeAnzo
------------------
Melissa DeAnzo, Consultant